WALLER LANSDEN DORTCH & DAVIS, LLP
511 Union Street, Suite 2700
Post Office Box 198966
Nashville, Tennessee 37219-8966
(615) 244-6380
Facsimile: (615) 244-6804
March 23, 2007
VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

Re:	BancorpSouth, Inc.
File No. 1-12991
     Ladies and Gentlemen:
     In connection with an annual meeting of shareholders of BancorpSouth, Inc., a Mississippi corporation (the “Registrant”), scheduled for April 25, 2007, and pursuant to Rule 14a-6(b) of Regulation 14A under the Securities Exchange Act of 1934, as amended, attached for filing electronically on behalf of the Registrant is a definitive copy of the Registrant’s Proxy Statement and form of proxy. The mailing of the Proxy Statement and the form of proxy to the Registrant’s shareholders is anticipated to commence on or about March 23, 2007.
     Please contact the undersigned or Ralph W. Davis of this firm at (615) 244-6380 with any comments or questions you may have in this regard.

Very truly yours,
/s/ E. Marlee Mitchell

E. Marlee Mitchell

Attachment

cc:	New York Stock Exchange
L. Nash Allen, Jr.
Ralph W. Davis, Esq.